KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

(929) 200-8366

kheoba@yandex.com

May 31, 2023

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KHEOBA CORP.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 28, 2022 File No. 333-263020

Dear Ms. Bobes,

KHEOBA CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated August 17, 2022 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 28, 2022.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please update your financial statements to include the interim period ended April 30, 2022.

RESPONSE: We have updated our financial statements to include the most recent interim period ended April 30, 2023.

2. We note your response to comment 11 stating that you do not believe that Kheoba Corp. can be classified as having “no or nominal operations.” Notwithstanding such belief, and given what appear to be only nominal assets reflected on the Company's balance sheet and your limited operations since inception, please disclose that you may be deemed a shell company and add a risk factor that highlights the consequences of shell company status.

RESPONSE: Based on our evaluation, the Company is an emerging growth Company and a smaller reporting company. The Company’s assets and revenues, and business plans exceed what would be deemed nominal. According to the Company’s past and current level of operations, and planned operations over the next 12 months, it is our opinion that the company is not a shell Company. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding the purchaser of our tourist programs and conclusion of agreements with them. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in software development and travel industry. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

In furtherance of the registrant’s planned business, we have found the purchasers of our tourist services and have signed an agreement with them. We have filed those service agreements with current S1 amendment.

We have spent $3,500 for development of our website. We have registered and launched a web-site https://tenerifesurfwinetours.com/ to promote our services online. We have already started operations and continue to develop our business and expand it to another country. As of April 30, 2023 we have generated $9,400 from sales of our tourist program. Additionally, we have generated additional $3,300 on May 16,2023. According to our statements above confirming our results from operations, we do not believe that Kheoba Corp. is a “shell company”.

Exhibit 23.1, page 1

3. The consent included in Exhibit 23.1 refers to an audit report dated January 26, 2022. However, the audit report in the filing is dated February 18, 2022. Please revise accordingly.

RESPONSE: Please find the most recent audit report as of two years ended October 30, 2021 and 2022 accordingly in the amended S-1.

Please direct any further comments or questions you may have to the company at kheoba@yandex.com

Thank you.

Sincerely,

/S/ Gaga Gvenetatdze
Gaga Gvenetatdze, President

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